Exhibit 99.1

Obsidian Energy Completes Partial Redemption of $30 Million of our Outstanding Senior Unsecured Notes

CALGARY, September 2, 2025 - OBSIDIAN ENERGY LTD. (TSX/NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) today announced that we completed the previously announced redemption of $30 million aggregate principal of our 11.95 percent Senior Unsecured Notes due July 27, 2027 (the “Notes”) on August 29, 2025, on a pro rata basis, as set forth in the notice of partial redemption issued August 18, 2025.

Payment of the redemption price and surrender of the Notes for redemption are being made through Computershare Trust Company of Canada. The Company now has $80.8 million of Notes outstanding and the maximum amount of any semi-annual free cash flow offer required to be made under the trust indenture, which governs the Notes, will be $17.0 million.

About Obsidian Energy

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com